SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2008

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

        Attached hereto and incorporated by reference herein is a copy of the press release Optibase Provides In-House IPTV System to a Major TV Network.

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: January 29, 2008

Media Contacts:

Talia Rimon
Director of Corporate Communications
Optibase Ltd.
011-972-9-9709-125
taliar@optibase.com

Jennifer Hicks, ink Communications for Optibase
+1-617-488-0988 ext. 2
jennifer@theinkstudio.com

Investor Relations Contact:

Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

Optibase Provides In-House IPTV System to a Major TV Network
Optibase Advanced IPTV Solution Installed at a Leading TV Network in the United States

Herzliya, Israel, January 29, 2008 – Optibase Ltd. (NASDAQ: OBAS), a leading provider of advanced video streaming platforms, announced today that a major TV network in the United States selected Optibase advanced IPTV solution for its in-house video delivery system.

Optibase advanced IPTV solution combines Optibase EZ TV portal and PC player with Optibase Telco-grade Media Gateway (MGW) 5100 streaming platform. Optibase IPTV solution replaced the Network’s previous analog cable-based system.

Leveraging the Network’s existing IP infrastructure, Optibase H.264 video delivery solution offers display of up to 16 live video channels simultaneously on users PC’s and Mac’s. This eliminates the previous analog system’s display requirement which called for dedicated TV sets. Furthermore, in areas where large screen plasmas or TV sets are needed, such as in the case of the studio MCR, Optibase solution offered the EZ TV portal with Amino Set Top Box control module.

“We are excited to be deployed by a major TV network,” said Tom Wyler, chief executive officer at Optibase. “This installation strengthens our continuous commitment to provide state-of-the-art IPTV solutions to enterprises wanting to take full advantage of IPTV services in their corporate PC environment. Optibase’s H.264 encoding products like the one deployed at this network, combine a high level or reliability with easy deployment and maintenance.”

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.